
SUBSCRIPTION AGREEMENT
FOR
CALEDONIAN BRAVES PBC


THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH OFFERING MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THOSE OFFERING MATERIALS DO NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "PORTAL"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

This investment Agreement (this "**Agreement**") is made and entered into as of the date indicated below (the "**Effective Date**") by and between Cubo Beverages, Inc., Caledonian Braves PBC, a Delaware Public Benefit Corporation (the "**Company**"), and You, the undersigned investor ("**Investor**").

1.   Subscription. Investor hereby subscribes for and agrees to purchase shares of Common Stock (the "**Common Stock**" or "**Shares**") of the Company at $333.00 per share ("**Purchase**

Price") subject to the terms and conditions set forth in this Agreement. This Agreement is made pursuant to, and is subject to, the terms and conditions of the exemption from registration of securities offered pursuant to Regulation CF under the Securities Act of 1933. The rights of the Shares are as set forth in the Certificate of Incorporation (Exhibit A), Bylaws (Exhibit B) of the Company and Delaware law. Investor understands that the Shares are being offered pursuant to offering material filed with the SEC as part of the Regulation Crowdfund offering submission ("**Offering Materials**"). If there are any inconsistencies, the provisions of this Agreement supplement and supersede the terms of the Offering Materials. This Agreement is irrevocable and unconditional and continues notwithstanding the death, incapacity, dissolution or bankruptcy of, or any other event or proceeding affecting Investor.

In order to purchase Shares, Investor must:

        a.   <u>Complete this Agreement</u>. To invest in the Shares, please follow the instructions on the website maintained by WeFunder (the "**Portal**"). Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

        b.   <u>Provide payment for the full purchase price for the Shares</u>. To invest in the Shares, please follow the instructions on the Portal.

2.   <u>Company's Right to Accept or Reject Subscriptions</u>. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of shares of Common Stock than Investor subscribes to purchase or may choose not to sell any shares of Common Stock to Investor. If the Company accepts Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase shares of the Common Stock as described in this Agreement and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

3.   <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   <u>Voting</u>. The holders of Common Stock shall have voting rights as described in Chapter 1 of Title 8, et seq., of the Delaware Corporations Code.

5.   <u>Dividends</u>. Holders of Common Stock may receive dividends as, if and when declared by the Company's board of directors (the "Board") and at such rates as is determined by the Board. Such dividends shall be non-cumulative and paid only out of funds that are legally available therefor. Notwithstanding anything in this Agreement to the contrary, no dividends or other

distributions shall be paid to any shareholders of the Company if the payment of such dividend or distribution would violate the law.

6.   Powers, rights, limitations and privileges of Common Stock. Holders of Common Stock shall have the powers, rights, limitations and privileges as provided under the Certificate of Incorporation (as amended from time to time), Bylaws and Delaware Corporations law on all matters including but not limited to voting, transfer, redemption, information rights, notice rights, merger, acquisition, liquidation and dissolution.

7.

8.   Representations, Warranties, and Covenants of the Investor. Investor represents and warrants to, and covenants with, the Company that:

    a.   Acknowledgment. Investor acknowledges that Investor has had an opportunity to read all of the information about the offering that appears on the WeFunder portal or is linked through the WeFunder portal, including but not limited to, the Form C and all of its exhibits and the Company's Amended and Restated Articles of Incorporation.

    b.   Evaluate Risks. Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company.

    c.   Investor Advised to Seek Representation. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of Common Stock constitutes legal, tax, or investment advice. Investor has been advised to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of Common Stock.

    d.   Authority; Binding Agreement. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

    e.   Indemnity. Investor agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Investor.

    f.   Investor Suitability Requirements. No investment limits are imposed on investors who are accredited investors as that term is defined in 17 CFR §230.501. If Investor is not accredited then: 1) if investor's annual income or net worth is less than $107,000, Investor's subscription amount cannot exceed 5 percent of the greater of Investor's annual income or net worth; or 2) if Investor's annual income or net worth is greater than

$107,000, cannot exceed the greater of 10 percent of the Investor's annual income or net worth.

For purposes of these investment limitations, spouses may combine their annual incomes and net worth. However, the value of Investor's primary residence may not be included.

By signing this Agreement, Investor represents and warrants that the investment limitations described above are satisfied, assuming the Company's acceptance of the full amount of Investor's subscription amount indicated below.

 g. <u>Domicile</u>. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided to the Portal.

 h. <u>The Company May Rely On These Representations</u>. Investor understands that the Shares have not been registered under the Securities Act of 1933, as amended. Investor also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act of 1933, as amended, based in part upon Investor's representations contained in this Agreement. Investor understands that the availability of this exemption depends upon the representations Investor is making to the Company in this Agreement being true and correct.

 i. <u>Purchase for Investment</u>. Investor is purchasing the Shares solely for investment purposes, and not for further distribution. Investor's entire legal and beneficial ownership interest in the Shares is being purchased and shall be held solely for Investor's account, except to the extent Investor intends to hold the Shares jointly with a spouse. Investor is not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Shares.

7. <u>Representations and Warranties of the Company</u>. As of the date of this Subscription Agreement, the Company represents and warrants that:

 (a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

 (b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

 (c) The material provided by the Company on the Portal is accurate and correct.

8.   No Recommendation. Investor acknowledges that the Common Stock has not been recommended by any federal or state authority or regulatory commission, nor have they confirmed the accuracy or determined the adequacy of the Company's disclosures; and that no business technical service provider has assessed the merits of this offering.

9.   No Revocation. Once an Investor has executed an Investment Agreement and submitted funds, such subscription may not be revoked without the consent of the Company.

10.   Limitations on Transfer.

(a)   Limitations on Transfers.

(i)   Investor shall not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, take a pledge of or otherwise receive or acquire) any Common Stock except in compliance with this Agreement, the Company's Certificate of Incorporation, as amended from time to time, bylaws, and any applicable state or federal securities laws, including rules and regulations thereunder.

(ii)   Investor acknowledges that any notice of issuance for the Common Stock, including any notice of issuance delivered upon any transfer of the Common Stock, will bear the following legends:

(A)   "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED UNLESS SUCH TRANSFER IS REGISTERED UNDER THE ACT AND SUCH LAWS OR QUALIFIES FOR AN EXEMPTION THEREFROM."

(B)   "THE SECURITIES REFERENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, INCLUDING A RIGHT OF FIRST REFUSAL, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER THEREOF, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

(iii)   Investor further acknowledges that for a period of one year beginning when the Common Stock is issued, such Common Stock may not be transferred except to the following (collectively "**Permitted Transferees**"):

(A)   to the Company;
(B)   to an accredited investor, as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933;
(C)   as part of an offering registered with the US Securities and Exchange Commission; or

(D)   to a Close Family member of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a Close Family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances.

"Close Family" means (x) any spouse, domestic partner, child, parent, sibling, grandparent or grandchild or (y) any other close relative (including adoptive and in-law relationships) approved in good faith by the Company.

13.   General Provisions.

a.   Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the Company at the address provided in the Offering Materials, or to the Investor at the address provided to the Portal.

b.   Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

c.   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

d.   Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The prevailing party shall be entitled to an award of reasonable attorney fees. The place of arbitration shall be in the state of Delaware unless otherwise agreed. Hearings will take place pursuant to the standard procedures of the Commercial Arbitration Rules that contemplate in person hearings. The arbitrators will have no authority to award punitive or other damages not measured by the prevailing party's actual damages, except as may be required by statute. The arbitrator(s) shall not award consequential damages in any arbitration initiated under this section. Any award in an arbitration initiated under this clause shall be limited to monetary damages and shall include no injunction or direction to any party other than the direction to pay a monetary amount. Each party shall bear its own costs and expenses and an equal share of the arbitrators' and administrative fees of arbitration.

e.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

f.   Electronic Signatures. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the

Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

g.   <u>Severability</u>. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

h.   <u>Entire Agreement</u>. This Agreement constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of Common Stock by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

COMPANY:

Caledonian Braves PBC

Founder Signature

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME] _____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Exhibit A
Certificate of Incorporation

Exhibit B
Bylaws